Exhibit 4.12
Description of the Registrant’s 0.500% Notes due 2024 and 1.375% Notes due 2036
Registered under Section 12 of the Securities Exchange Act of 1934
In this description, unless the context requires otherwise:
•“2024 notes” means the 0.500% Notes due 2024 of Merck & Co., Inc.;
•“2036 notes” means the 1.375% Notes due 2036 of Merck & Co., Inc.;
•“holder” means a direct holder and not a street name or other indirect holder of notes;
• “notes” means the 2024 notes and 2036 notes, collectively; and
•“we,” “our” and “us” refer to Merck & Co., Inc., but not to any of Merck & Co., Inc.’s subsidiaries.
The following sets forth a description of the material terms of the notes. The description is qualified in its entirety by reference to the indenture, dated as of January 6, 2010, between us and U.S. Bank Trust National Association, as trustee (a copy of which is included as Exhibit 4.1 to our Current Report on Form 8-K filed on December 10, 2010) and, as applicable, the officers’ certificate pursuant to such indenture with respect to the 2024 notes, dated November 2, 2016, including the form of the 2024 notes (a copy of which is included as Exhibit 4.1 to our Current Report on Form 8-K filed on November 2, 2016) or the officers’ certificate pursuant to such indenture with respect to the 2036 notes, dated November 2, 2016, including the form of the 2036 notes (a copy of which is included as Exhibit 4.2 to our Current Report on Form 8-K filed on November 2, 2016). You are encouraged to read such indenture and officers’ certificates for additional information.
The 2024 notes and the 2036 notes are each a separate series of notes under the indenture.
The 2024 notes are initially limited to €500,000,000 aggregate principal amount, which amount remains outstanding as of February 24, 2021, and will mature on November 2, 2024. The 2036 notes are initially limited to €500,000,000 aggregate principal amount, which amount remains outstanding as of February 24, 2021, and will mature on November 2, 2036.
The notes are unsecured and rank equally with all our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes are not guaranteed by any of our subsidiaries and are therefore structurally subordinated to all liabilities of our subsidiaries from time to time outstanding, including any guarantees provided by our subsidiaries. The notes also are effectively subordinated to any secured debt we or our subsidiaries incur to the extent of the value of any assets securing such debt.
The notes were issued in denominations of €100,000 and integral multiples of €1,000 in excess thereof.
We may issue as many distinct series of debt securities under the indenture as we wish. A series of debt securities may be guaranteed by one or more of our subsidiaries. There is no limit on the amount of debt securities we may issue under the indenture and the provisions of the indenture allow us to issue debt securities with terms different from those previously issued under the indenture. Also, as discussed below under “—Further Issues,” we may “reopen” a previous issue of a series of debt securities and issue additional debt securities of that series. We also may issue other debt under other indentures or documentation, containing provisions different from those included in the indenture or applicable to the notes.
The notes are listed on the New York Stock Exchange. We have no obligation to maintain such listing and we may delist the notes at any time.

The 2024 notes bear interest at a rate of 0.500% per annum and the 2036 notes bear interest at a rate of 1.375% per annum. Interest on the notes is payable annually on November 2 of each year to the person in whose name such notes were registered at the close of business on the fifteenth calendar day before the next interest payment date. If any payment date for the notes is not a business day, payment is made on the next business day, but we are not liable for any additional interest as a result of the delay in payment. With respect to the notes, by business day, we mean any Monday, Tuesday, Wednesday, Thursday or Friday which is not a day when banking institutions are authorized or obligated by law or executive order to be closed in The City of New York or London and, for any place of payment outside of The City of New York or London, in such place of payment, and on which the Trans-European Automated Real-time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, operates.
With respect to each series of notes, we compute the amount of interest payable on the basis of (i) the actual number of days in the period for which interest is being calculated and (ii) the actual number of days from (and including) the last date on which interest was paid on the notes of such series (or November 2, 2016 if no interest has been paid on the notes of such series) to (but excluding) the next scheduled interest payment date. This payment convention is referred to as ACTUAL/ACTUAL (ICMA) as defined in the rulebook of the International Capital Market Association.
Elavon Financial Services DAC, UK Branch initially acts as principal paying agent for the notes (the “paying agent”). Elavon Financial Services DAC initially acts as security registrar (the “security registrar”) and transfer agent and U.S. Bank Trust National Association initially acts as trustee (“trustee”) for the notes. We have entered into an issuing and paying agency agreement in relation to the notes between us, U.S. Bank Trust National Association, as trustee, Elavon Financial Services DAC, UK Branch, as principal paying agent and Elavon Financial Services Limited as security registrar and transfer agent. Payment of principal of and interest on the notes is made through the office of the principal paying agent in London. The terms “principal paying agent” and “paying agent” shall include any successors appointed from time to time in accordance with the provisions of the issuing and paying agency agreement, and any reference to an “agent” or “agents” shall mean any or all (as applicable) of such persons.
Payments in Euros
All payments of interest and principal, including payments made upon any redemption of the notes, are payable in euros. If, at any time, the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control or if the euro is no longer being used by the then member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to us or so used. In such circumstances, the amount payable on any date in euros will be converted into U.S. dollars on the basis of the most recently available market exchange rate for euros. Any payment in respect of the notes so made in U.S. dollars will not constitute an event of default under the notes or the indenture governing the notes. Neither the trustee nor the paying agent shall have any responsibility for any calculation or conversion in connection with the foregoing.
Investors are subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them.
Optional Redemption
Each series of notes is redeemable in whole or in part, at our option at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) (not including any portion of such payment of interest accrued as of the date of redemption) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below), plus 12.5 basis points with respect to the 2024 notes and the Comparable Government Bond Rate plus 15 basis points with respect to the 2036 notes, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

On or after August 2, 2024 for the 2024 notes and August 2, 2036 for the 2036 notes (three months prior to the maturity date of the 2024 notes or the 2036 notes, as applicable), we may redeem in whole or in part the 2024 notes or the 2036 notes, as applicable, at any time or from time to time, at our option, at a redemption price equal to 100% of the principal amount of the applicable notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.
We are required to give notice of redemption at least 30 days, but no more than 60 days, prior to the redemption date. The notice will be mailed to the registered address of each holder of that series of notes. The principal amount of a note remaining outstanding after a redemption in part shall be €100,000 or an integral multiple of €1,000 in excess thereof.
“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by us.
“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by us, a German federal government bond whose maturity is closest to the maturity of the notes to be redeemed, or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the Comparable Government Bond Rate.
“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on the note that would be due after the related redemption date but for the redemption. If that redemption date is not an interest payment date with respect to a note, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued on the note to the redemption date.
If fewer than all of the notes of any series are to be redeemed, the trustee will select the particular notes or portions thereof for redemption from the outstanding notes not previously called, pro rata or by lot, or in such other manner as we direct each in accordance with the depositary’s procedures.
Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.
The notes are also subject to redemption if certain events occur involving United States taxation. See “—Taxation Redemption.”
Additional Amounts
All payments of principal and interest in respect of the notes are made free and clear of, and without deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the United States or any political subdivision or taxing authority of or in the United States (collectively, “Taxes”), unless such withholding or deduction is required by law.
In the event such withholding or deduction of Taxes is required by law, subject to the limitations described below, we will pay to the holder of any note that is not beneficially owned by a U.S. Holder (as defined below) such additional amounts (“Additional Amounts”) as may be necessary in order that every net payment received by the beneficial owner of such note of principal of or interest or any other amount payable on the notes (including upon redemption), after deduction or withholding for or on account of such Taxes, will not be less than the amount provided for in such note to be then due and payable before deduction or withholding for or on account of such Taxes.
However, our obligation to pay Additional Amounts shall not apply to:
(a)    any Taxes which would not have been so imposed but for:
(1)    the existence of any present or former connection between such holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity) and the United States, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member, shareholder or other equity owner or person having such a power) being or having been a citizen or resident or treated as a resident of the United States or being or having been engaged in a trade or business in the United States or being or having been present in the United States or having or having had a permanent establishment in the United States;
(2)    the failure of such holder or beneficial owner to comply with any certification, information or other reporting requirement, if compliance is required under United States tax laws and regulations to establish entitlement to a partial or complete exemption from such Taxes (including, but not limited to, the requirement to provide Internal Revenue Service Form W-8BEN, Form W-8BEN-E, Form W-8ECI, or any subsequent versions thereof or successor thereto); or
(3)    such holder’s or beneficial owner’s present or former status as a personal holding company or a foreign personal holding company with respect to the United States, as a controlled foreign corporation with respect to the United States, as a passive foreign investment company with respect to the United States, as a foreign tax exempt organization with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax;
(b)    any Taxes imposed by reason of the holder or beneficial owner:
(1)    owning or having owned, directly or indirectly, actually or constructively, 10% or more of the total combined voting power of all classes of our stock, as described in section 871(h)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”),
(2)    being a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code, or
(3)    being a controlled foreign corporation with respect to the United States that is related to us by stock ownership;
(c)    any Taxes which would not have been so imposed but for the presentation by the holder or beneficial owner of such note for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment of the note is duly provided for and notice is given to holders, whichever occurs later, except to the extent that the holder or beneficial owner would have been entitled to such Additional Amounts on presenting such note on any date during such 30-day period;

(d)    any estate, inheritance, gift, sales, excise, transfer, personal property, wealth or similar Taxes;
(e)    any Taxes which are payable otherwise than by withholding from a payment on such note;
(f)    any Taxes which are payable by a holder that is not the beneficial owner of the note, or a portion of the note, or that is a fiduciary, partnership, limited liability company or other similar entity, but only to the extent that a beneficial owner, a beneficiary or settlor with respect to such fiduciary or member of such partnership, limited liability company or similar entity would not have been entitled to the payment of an additional amount had such beneficial owner, settlor, beneficiary or member received directly its beneficial or distributive share of the payment;
(g)    any Taxes required to be withheld by any paying agent from any payment on any note, if such payment can be made without such withholding by at least one other paying agent;
(h)    any Taxes imposed under Sections 1471 through 1474 of the Internal Revenue Code (or any amended or successor provisions), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections of the Code;
(i)    any combination of items (a), (b), (c), (d), (e), (f), (g) and (h).
For purposes of this section, the acquisition, ownership, enforcement, or holding of or the receipt of any payment with respect to a note will not constitute a connection (1) between the holder or beneficial owner and the United States or (2) between a fiduciary, settlor, beneficiary, member or shareholder or other equity owner of, or a person having a power over, such holder or beneficial owner if such holder or beneficial owner is an estate, a trust, a limited liability company, a partnership, a corporation or other entity and the United States.
Any reference in this description, in the indenture or in the notes to principal or interest or other payment on the notes shall be deemed to refer also to Additional Amounts which may be payable under the provisions of this section.
We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority therein with respect to the issuance of the notes pursuant to this offering.
Except as specifically provided under the heading “—Additional Amounts,” we will not be required to make any payment with respect to any tax, duty, assessment or other governmental charge imposed by any government or any political subdivision or taxing authority of or in the United States.
A “U.S. Holder” is a beneficial owner of a note or notes that is for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of the source of that income; or
•a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Internal Revenue Code) have the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.”
Taxation Redemption
The notes may be redeemed at our option, in whole but not in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with interest accrued and unpaid to, but excluding, the redemption date, at any time, on giving not less than 30 nor more than 60 days’ notice in accordance with “Notices” below if:
(a)    we have or will become obligated to pay Additional Amounts as a result of (i) any change in or amendment to the laws, regulations or rulings of the United States or any political subdivision or any taxing authority of or in the United States affecting taxation, or (ii) any change in or amendment to an official application, interpretation, administration or enforcement of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after October 26, 2016; provided we reasonably determine that such obligation cannot be avoided by our taking reasonable measures available to us without significant difficulty, cost or expense, or
(b)    any action shall have been taken by a taxing authority, or any action has been brought in a court of competent jurisdiction, in the United States or any political subdivision or taxing authority of or in the United States, including any of those actions specified in (a) above, whether or not such action was taken or brought with respect to us, or any change, clarification, amendment, application or interpretation of such laws, regulations or rulings shall be officially proposed, in any such case on or after October 26, 2016, which results in a substantial likelihood that we will be required to pay Additional Amounts on the next interest payment date.
However, no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which we would be, in the case of a redemption for the reasons specified in (a) above, or there would be a substantial likelihood that we would be, in the case of a redemption for the reasons specified in (b) above, obligated to pay such Additional Amounts if a payment in respect of the notes were then due and, at the time such notification of redemption is given, such circumstance remains in effect.
Prior to the publication of any notice of redemption pursuant to this section, in the case of a redemption for the reasons specified in (a) or (b) above, we will deliver to the trustee:
(1)    a certificate signed by one of our duly authorized officers stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right so to redeem have occurred, and
(2)    a written opinion of independent legal counsel of recognized standing to the effect that we have or will become obligated to pay such Additional Amounts as a result of such change or amendment or that there is a substantial likelihood that we will be required to pay such Additional Amounts as a result of such action or proposed change, clarification, amendment, application or interpretation, as the case may be.
Such notice, once delivered by us to the trustee, will be irrevocable.
Modification and Waiver
There are three types of changes we can make to the indenture and the notes.
Changes Requiring Holder Approval. First, there are changes that cannot be made to the notes of any series without specific approval by each holder of the notes of such series affected thereby. Following is a list of those types of changes:

•change the payment due date of any installment of the principal or any premium or interest on a note stated in the note;
•reduce any amounts due on a note;
•change the place or currency of payment on a note;
•impair holders’ right to sue for payment;
•reduce the percentage of notes of any series, the holders of which must consent to modify or amend the indenture;
•reduce the percentage of notes of any series the holders of which must consent to waive compliance with certain provisions of the indenture or to waive certain defaults; and
•modify any other aspect of the provisions dealing with modification and waiver of the indenture except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding security affected thereby.
Changes Requiring a Majority Vote. The second type of change to the indenture and the notes is the kind that requires a vote in favor by holders owning not less than a majority of the principal amount of the notes of the particular series affected. Most changes fall into this category, such as if we wish to obtain a waiver of all or part of the restrictive covenants described below, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the notes listed in the first category above under “—Changes Requiring Holder Approval” unless we obtain the individual consent of each holder of the notes of such series affected thereby to the waiver.
Changes Not Requiring Approval. The third type of change does not require any vote by holders of notes. This type is limited to the addition or release of a guarantee, corrections and clarifications and other changes that would not adversely affect holders of the notes.
Further Details Concerning Voting. When taking a vote, we use the U.S. dollar equivalent to decide how much principal amount to attribute to a note.
Notes will not be considered outstanding and therefore will not carry voting rights if we have deposited or set aside in trust for the holders thereof money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described under “—Defeasance—Full Defeasance.”
We may set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In some circumstances, the trustee may set a record date for action by holders.
Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the notes or request a waiver.
Mergers and Similar Events
We may consolidate or merge with another company or firm. We may also convey, transfer or lease all of our properties and assets substantially as an entirety to another firm, or buy or lease substantially all of the assets of another firm. However, we may not take any of these actions unless the following conditions, among others, are met:
•We are the surviving entity or, when we merge out of existence or convey, transfer or lease all of our properties and assets substantially as an entirety, the other firm must be a corporation, limited liability company, partnership or trust organized under the laws of a U.S. state or the District of Columbia or under federal law and it must agree to be legally responsible for the notes.
•The merger, sale of assets or other transaction must not cause a default on the notes, and we must not already be in default unless the merger or other transaction would cure the default. For purposes of this no-default test, a default would include an event of default, as described under “—Default and Remedies—Events of Default—What is an Event of Default,” that has occurred and not been cured. A default for this purpose would also include the occurrence of any event that would be an event of default if we received the required notice of our default or if under the indenture the default would become an event of default after existing for a specific period of time.
•It is possible that the merger, sale of assets or other transaction would cause some of our property to become subject to a mortgage or other legal mechanism giving lenders preferential rights in that property over other lenders or over our general creditors if we fail to pay them back. We have promised to limit these preferential rights, as discussed under “—Restrictive Covenants.” If a merger or other transaction would create any liens on any of our property, we must comply with those restrictive covenants. We would do this either by deciding that the liens were permitted, or by following the requirements of the restrictive covenants to grant an equivalent or higher-ranking lien to the holders of the notes on the same property that we own.
If the conditions described above are satisfied with respect to any series of notes, we do not need to obtain the approval of the holders of those notes in order to merge or consolidate or to sell our assets. Also, these conditions apply only if we wish to merge or consolidate with another entity or convey, transfer or lease all of our properties and assets substantially as an entirety. We do not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we convey, transfer or lease less than all of our properties and assets substantially as an entirety. It is possible that these other types of transactions may result in a reduction in our credit rating, may reduce our operating results or may impair our financial condition. However, the holders of notes have no approval right with respect to any transaction of this type.
Restrictive Covenants
Restrictions on Secured Debt. Some of our property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders, including the holders of the notes, or over our general creditors if we fail to pay them back. These preferential rights are called liens. Debt which is protected by these preferential rights is called secured debt. In the indenture, we promise that neither we nor our domestic subsidiaries (as defined below) will incur any new secured debt that is secured by a lien on any of our or our domestic subsidiaries’ principal domestic manufacturing properties (as defined below), or on any shares of stock of any of our domestic subsidiaries that own or lease a principal domestic manufacturing property, unless we grant an equivalent or higher-ranking lien on the same property to the holders of the notes and other outstanding debt securities issued under the indenture.
We do not need to comply with this restriction if the amount of all debt that would be secured by liens on principal domestic manufacturing properties, including the new debt, the notes and other outstanding debt securities issued under the indenture which we would so secure as described in the previous sentence, and all attributable debt (as defined below) that results from a sale and leaseback transaction involving principal domestic manufacturing properties, is less than 10% of our consolidated net tangible assets (as defined below).
This restriction on secured debt does not apply to debt secured by certain types of liens, and we can disregard this secured debt when we calculate the limits imposed by this restriction. These types of liens are:
•liens on the property of any of our domestic subsidiaries, or on their shares of stock, if those liens existed at the time the corporation became our domestic subsidiary;

•with respect to any series of notes, any lien existing on the date of issuance of such notes;
•liens in favor of us or our domestic subsidiaries;
•liens in favor of U.S. governmental bodies that we granted in order to assure our payments to such bodies that we owe by law or because of a contract we entered into;
•liens in favor of any customer arising in respect of payments made by or on behalf of a customer for goods produced for, or services rendered to, customers in the ordinary course of business not exceeding the amount of those payments;
•statutory liens, liens for taxes or assessments or governmental charges or levies not yet due or delinquent or which can be paid without penalty or are being contested in good faith, landlord’s liens on leased property, easements and other liens of a similar nature;
•liens on property or shares of stock that existed at the time we acquired them, including property we may acquire through a merger or similar transaction, or that we granted in order to purchase the property, which are sometimes called purchase money mortgages; and
•debt secured by liens that extend, renew or replace any of these types of liens.
We and our subsidiaries may have as much unsecured debt as we may choose.
Restrictions on Sales and Leasebacks. We promise that neither we nor any of our domestic subsidiaries will enter into any sale and leaseback transaction involving a principal domestic manufacturing property, unless we comply with this restrictive covenant. A sale and leaseback transaction generally is an arrangement between us or a domestic subsidiary and a bank, insurance company or other lender or investor where we or the domestic subsidiary sell a property to a lender or investor more than 120 days after the acquisition of the property or the completion of construction of the property and the beginning of its full operation and we lease the property back from the lender.
We can comply with this restrictive covenant in either of two ways:
•First, we will be in compliance if we or our domestic subsidiary could grant a lien on the principal domestic manufacturing property in an amount equal to the attributable debt for the sale and leaseback transaction without being required to grant an equivalent or higher-ranking lien to the holders of the notes and other outstanding debt securities issued under the indenture under the restriction on secured debt described above.
•Second, we can comply if we retire an amount of our or any domestic subsidiary’s funded debt which is not subordinated in right of payment to any outstanding notes or other outstanding debt securities issued under the indenture, within 120 days of the transaction, equal to the greater of the net proceeds of the sale of the principal domestic manufacturing property that we lease in the transaction or the fair market value of that property, subject to credits for voluntary retirements of notes and other outstanding debt securities issued under the indenture and funded debt we or the domestic subsidiary may make.
This restriction on sales and leasebacks does not apply to any sale and leaseback transaction that is between us and one of our domestic subsidiaries or between domestic subsidiaries, or that involves a lease for a period of three years or less.
Definitions Relating to our Restrictive Covenants. Following are summaries of the meanings of the terms that are important in understanding the restrictive covenants previously described:

“Attributable debt” means the total net amount of rent, discounted at 1% per annum over the weighted average yield to maturity of the outstanding notes and other outstanding debt securities issued under the indenture compounded semi-annually, that is required to be paid during the remaining term of any lease.
“Consolidated net tangible assets” is the total amount of assets, less reserves and certain other permitted deductible items, after subtracting all current liabilities and all goodwill, trade names, trademarks, patents, unamortized debt discounts and expenses and similar intangible assets, as such amounts appear on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.
A “domestic subsidiary” means any of our subsidiaries which transacts substantially all of its business in the United States, has substantially all of its fixed assets located in the United States, or owns or leases principal domestic manufacturing property. However, a subsidiary whose principal business is financing our operations outside of the United States is not a domestic subsidiary. A subsidiary is a corporation in which we and/or one or more of our other subsidiaries owns at least 50% of the voting stock (generally defined as stock that ordinarily permits its owners to vote for the election of directors).
“Funded debt” means all debt for borrowed money that either has a maturity of 12 months or more from the date on which the calculation of funded debt is made or has a maturity of less than 12 months from that date but is by its terms renewable or extendible beyond 12 months from that date at the option of the borrower.
A “principal domestic manufacturing property” is any building or other structure or facility, and the land on which it sits and its associated fixtures, that we use primarily for manufacturing, processing or warehousing, that is located in the United States and that has a gross book value in excess of 1% of our consolidated net tangible assets, other than a building, structure or other facility that our board of directors has determined is not of material importance to the total business that we and our subsidiaries conduct or a building or structure which is financed by obligations issued by a state, a territory, or a possession of the United States, or any political subdivision of any of the foregoing, or the District of Columbia, the interest of which is excludable from gross income of the holders under provisions of the tax code.
Further Issues
We may, without the consent of holders of any series of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes of that series. Any additional notes of any series, together with the outstanding notes of the applicable series, will constitute a single series of notes under the indenture. No additional notes may be issued if an event of default has occurred and is continuing with respect to the applicable series of notes. Additional notes cannot be issued under the same CUSIP, ISIN or Common Code number unless the additional notes and original notes are fungible for U.S. federal income tax purposes.
Defeasance
Full Defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the notes of a series if we put in place other arrangements for the holders of such notes to be repaid. This is called full defeasance. In order to achieve full defeasance, we must do the following, among other things:
•We must deposit in trust for the benefit of all holders of the notes of the series any combination of money (in euros) and Federal Republic of Germany obligations (as defined below) that will generate enough cash to make interest, principal and any other payments on the notes of that series on their various due dates.
•There must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing holders or beneficial owners of the notes of the series to be taxed on such notes any differently than if we did not make the deposit and just repaid such notes ourselves. (Under current federal tax law, the deposit and our legal release from such notes would be treated as though we took back beneficial owners’ notes and gave them their share of the cash and notes or bonds deposited in trust. In that event, beneficial owners could recognize gain or loss on the notes they give back to us.)
•We must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above.
If we ever did accomplish full defeasance, as described above, holders of defeased notes would have to rely solely on the trust deposit for repayment on such notes. Holders of such notes could not look to us for repayment in the unlikely event of any shortfall.
Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the notes. This is called covenant defeasance. In that event, holders of notes would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the notes. In order to achieve covenant defeasance of the notes of a series, we must do the following:
•We must deposit in trust for the benefit of all holders of the notes of the series any combination of money (in euros) and Federal Republic of Germany obligations that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates.
•We must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing holders or beneficial owners of the notes to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes ourselves.
If we accomplish covenant defeasance, the following provisions of the indenture and the notes would no longer apply:
•Our promises regarding conduct of our business previously described under “—Restrictive Covenants.”
•Restrictions regarding mergers or similar transactions, as described under “—Mergers and Similar Events.”
•The events of default relating to mergers or similar transactions and either of the restrictive covenants described under “—Restrictive Covenants.”
If we accomplish covenant defeasance, holders of notes can still look to us for repayment of the notes if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred, such as our bankruptcy, and the notes become immediately due and payable, there may be such a shortfall in the trust deposit.
“Federal Republic of Germany obligations” means (1) securities that are direct obligations of the Federal Republic of Germany for the payment of which its full faith and credit is pledged or (2) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the Federal Republic of Germany, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the Federal Republic of Germany, which, in either case under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof.
Events of Default
Holders of notes have special rights if an event of default occurs and is not cured, as described later in this subsection.
The term event of default with respect to each series of notes means any of the following:

•We do not pay the principal or any premium on such series of notes on its due date.
•We do not pay interest on such series of notes within 30 days of its due date.
•We remain in breach of either of the restrictive covenants described under “—Restrictive Covenants” or any other covenant or warranty in the indenture for 90 days after we receive a notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of notes of the affected series.
•We file for bankruptcy or other specific events of bankruptcy, insolvency or reorganization occur.
•We do not pay Additional Amounts on such series of notes within 30 days after such payment is due.
Any payment in respect of the notes made in U.S. dollars due to the unavailability or nonuse of the euro as discussed under “—Payments in Euros” will not constitute an event of default under the notes or the indenture governing the notes.
If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the outstanding notes of the affected series may declare the entire principal amount of all the notes of that series to be due and immediately payable. This is called a declaration of acceleration. The holders of at least a majority in principal amount of the notes of the affected series may cancel a declaration of acceleration of maturity.
Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless such holders offer the trustee reasonable protection, called an indemnity, against expenses and liability. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding notes of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the notes of the applicable series.
Before a holder of notes of any series bypasses the trustee and brings its own lawsuit or other formal legal action or takes other steps to enforce its rights or protect its interests relating to the notes of such series, the following must occur:
•The holder must give the trustee written notice that an event of default has occurred and remains uncured.
•The holders of at least 25% in principal amount of all outstanding notes of the relevant series must make a written request that the trustee take action because of the default, and must offer indemnity reasonably satisfactory to the trustee against the cost and other liabilities of taking that action.
•The trustee must have not received from holders of a majority in principal amount of the outstanding notes of that series a direction inconsistent with the written notice.
•The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.
However, a holder of notes is entitled at any time to bring a lawsuit for the payment of money due on its notes on or after their due date.
Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We furnish to the trustee every year a written statement of our principal executive, financial or accounting officer certifying that to the best of such signer’s knowledge we are in compliance with the indenture and the notes, or else specifying any default.
Form, Exchange and Registration of Transfer
We issued the notes only in fully registered form and without interest coupons.
A holder of notes may have its notes broken into more notes of smaller denominations of not less than €100,000 or combined into fewer notes of larger denominations, as long as the total principal amount is not changed. This is called an exchange.
A holder of notes may exchange or register a transfer of notes at the office of the trustee. The trustee acts as our agent for registering notes in the names of holders and registering transfers of notes. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It also registers transfers. A holder of notes may also replace lost, stolen or mutilated notes at that office. The trustee’s agent may require an indemnity before replacing any notes.
A holder of notes is not required to pay a service charge to register a transfer of notes or to exchange notes, but may be required to pay for any tax or other governmental charge associated with the transfer or exchange. The security registrar makes the registration of transfer or exchange only if it is satisfied with such holder’s proof of ownership.
We may cancel the designation of any trustee. We may also approve a change in the office through which any trustee acts.
If we redeem less than all of the notes of a particular series, we may block the issuance of, registration of transfer or exchange of notes during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any note being partially redeemed.
The rules for exchange described above apply to exchange of notes for other notes of the same series and tenor.
Payment and Paying Agents
We pay interest to a holder of notes on each date interest is due if the holder is a direct holder listed in the trustee’s records at the close of business on the fifteenth calendar day before the next interest payment date, even if such holder no longer owns the note on the interest due date. That particular day is called the regular record date. Holders buying and selling notes must work out between them how to compensate for the fact that we pay all the interest for an interest period to the one who is the registered holder on the regular record date.
We pay interest, principal and any other money due on the notes at the office of the trustee in London, UK. That office is currently located at125 Old Broad Street, Fifth Floor, London EC2N 1AR United Kingdom. A holder of notes must make arrangements to have its payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.
Street name and other indirect holders should consult their banks or brokers for information on how they may receive payments.
We may also arrange for additional payment offices, and may cancel or change these offices. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify holders of notes of changes in the paying agents for any particular notes of the series.

Notices
We and the trustee send notices regarding the notes only to direct holders, using their addresses as listed in the trustee’s records.
All paying agents must return to us upon our request all money paid by us that remains unclaimed two years after the amount is due to direct holders. After that two-year period, holders of notes may look only to us for payment and not to the trustee, any other paying agent or anyone else.
Book-Entry System
Upon issuance, the notes of each series are represented by one or more global notes. Each global note is deposited with, or on behalf of, a common depositary, and registered in the name of the nominee of the common depositary for the accounts of Clearstream and Euroclear.
Investors may elect to hold interests in the global notes held by the depository through Clearstream Banking, société anonyme (“Clearstream”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System, (“Euroclear”) if they are participants of such systems, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositories. Book-entry interests in the notes and all transfers relating to the notes are reflected in the book-entry records of Clearstream and Euroclear. Because holders acquire, hold and transfer security entitlements with respect to the notes through Clearstream, Euroclear and their participants, a beneficial holder’s rights with respect to the notes is subject to the laws (including Article 8 of the Uniform Commercial Code) and contractual provisions governing a holder’s relationship with its securities intermediary and the relationship between its securities intermediary and each other securities intermediary and between it and us, as the issuer. Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of the depository or to a successor of the depository or its nominee.
No global note may be exchanged in whole or in part for notes registered, and no transfer of a global note in whole or in part may be registered, in the name of any person other than the depository or any nominee of the depository unless (i) the depository has notified us that it is unwilling or unable to continue as depository for such global note or has ceased to be qualified to act as such as required by the indenture, (ii) there has occurred and is continuing an event of default with respect to the notes or (iii) we determine in our sole discretion at any time that the global note shall be so exchangeable.
Any global note that is exchangeable pursuant to the preceding sentence shall be exchangeable in whole for separate notes in registered form of any authorized denomination and of like tenor and aggregate principal amount. These notes shall be registered in the name or names of such person or persons as the depository instructs the trustee. We expect that these instructions would be based upon directions received by the depository from its participants with respect to ownership of beneficial interests in such global note.
Except in the limited circumstances referred to above, owners of beneficial interests in a global note are not entitled to have such global note registered in their names, will not receive and are not entitled to receive physical delivery of notes in exchange therefor and are not considered to be the owners or holders of such global note for any purpose under the notes or the indenture. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the indenture.
The indenture provides that the depository, as a holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver, or other action which a holder is entitled to give or take under the indenture.

Governing Law
The indenture and the notes are governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and performed in New York State.
Relationship with Trustee
U.S. Bank Trust National Association is the trustee under the indenture. U.S. Bank Trust National Association performs services for us in the ordinary course of business and serves as the trustee with respect to certain of our other outstanding debt securities.
Open Market Purchases
We may at any time and from time to time purchase notes in the open market or otherwise.
The Paying Agent, Transfer Agent and Security Registrar
Elavon Financial Services DAC is the security registrar and transfer agent with respect to the notes. Elavon Financial Services DAC, UK Branch is the paying agent with respect to the notes.